February 20, 2008

Stephen C. Vaughan
Vice President and Chief Financial Officer
Sonic Corporation
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

> Re: Sonic Corporation
>   Form 10-K: For the fiscal year ended August 31, 2007
>   Commission file number: 0-18859

Dear Mr. Vaughan:

We have reviewed your February 1, 2008 correspondence and have the following comment. Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

<u>Prior Comment 6</u>

1. We have read your response and we believe that your franchise operations and company-owned restaurants may be separately reportable segments. In addition, we believe that your non-corporate departments, the operating results of which are reviewed by your CEO, may be reportable segments as well.

   Your primary reason that the franchise operations and company-owned restaurants are not separately reportable segments appears to be the following:

   > Due to shared resources, including marketing, purchasing, finance, legal and others, many departments do not align specifically to franchising or restaurant activities. As a result, there is no overall assessment of income from operations between the Company's franchising subsidiary and restaurant-operating subsidiary that provides the basis for assessing performance or allocating resources.

   Unless precluded by the discussion in the following paragraph, all of the departments that you reference in your response appear to be "corporate" expenses that should be reported in a reconciliation of the segment totals to the related consolidated totals as "other reconciling items." Non-allocation of corporate expenses does not preclude a component on an enterprise from meeting the definition of an operating segment under paragraph 10 of SFAS 131.

Consequently, we believe that your franchise operations and company-owned restaurants constitute individual operating segments. You may also refer to question and answer three of the FASB Staff Implementation Guidance for SFAS 131 for guidance relating to the circumstances when a corporate division meets the definition of an operating segment.

In addition, it is not clear how you have considered paragraphs 79 and 80 of SFAS 131 in your determination of appropriate operating segments under paragraph 10 of SFAS 131. Paragraph 79 states that "The board concluded that the definition of an operating segment should include components of an enterprise that sell primarily or exclusively to other operating segments of the enterprise if the enterprise is managed that way." The guidance in paragraph 80 indicates that a lack of transfer pricing would not preclude a department from constituting an operating segment under paragraph 10. Based on these paragraphs, the presence of a non-corporate department may be an indication of vertical integration when that department "sells" to other operating segments. For example, your marketing department may sell its services to the other operating segments. Consequently, a non-corporate department may meet the definition of an operating segment. The presentation of non-corporate departments as reportable segments would appear consistent with the fact that your CEO reviews department level financial results.

As an additional point with regard to your company-owned operations and the lack of an overall assessment of income, we note that you state that the CEO reviews information in a format "very similar to the format of the financials in [your] Commission filings." We note from your financial statements, though, that you provide a subtotal for the operating costs that your company-owned restaurants incur. We believe that providing a subtotal of the operating costs for company-owned restaurants together with the aggregate revenue attributable to company-owned restaurants is equivalent to presenting the operating results of this component. Consequently, we believe that your CEO reviews the operating results of the company-owned restaurants for the purpose of paragraph 10(b) of SFAS 131.

Based on the above, we believe that your franchise operations and company-owned restaurants may be reportable segments. In addition, we believe that your non-corporate departments, the operating results of which are reviewed by your CEO, may be reportable segments as well. Please revise your upcoming Form 10-Q and other future filings consistent with the above or clarify for us why your presentation is appropriate. Note that an identification of segments going forward may change your conclusion under paragraph 30 of SFAS 142 with regard to reporting units and your method of allocating goodwill under paragraph 39 of SFAS 142. Please make any corresponding changes in future filings, as well.

* * * * *

 Please feel free to contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions or concerns.

 Sincerely,

 Michael Fay
 Branch Chief